Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario,
Canada L4G 7K1
Tel (905) 726-2462
Fax (905) 726-2585

January 31, 2008

Delivered by facsimile and courier and filed via EDGAR

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Magna Entertainment Corp.

                Form 10-K for the year ended December 31, 2006

                Filed March 15, 2007

                File No. 000-30578

Dear Ms. Cvrkel:

Set forth below are Magna Entertainment Corp.’s (“MEC”, “we”, “our” or the “Company”) responses to your comment letter dated December 28, 2007, with respect to our reports on Form 8-K filed September 10, 2007 and September 17, 2007 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

For your convenience, we have reproduced your comments, followed by our corresponding response.

Yours truly,

Blake Tohana

Executive Vice-President and Chief Financial Officer

cc            Colleen McMorrow, Ernst & Young LLP

                Robert Lando, Osler, Hoskin & Harcourt LLP

Reports on Form 8-K filed September 10, 2007 and September 17, 2007

Quarterly Report on Form 10-Q for the Quarter ended September 30, 2007

Note 7. Assets Held for Sale

We have reviewed your response to our prior comment number 3 and the disclosures that have been provided in Note 7 to your Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.  However we continue to have concern with respect to the treatment and classification of certain assets to be disposed of as part of the debt elimination plan approved by the Company’s board of directors on September 12, 2007.  Although we note from your disclosures in Notes 7(a) and (b) that certain real estate properties that will be disposed of have been classified as assets held for sale at September 30, 2007, we also note that various real estate properties and other interests that the Company plans to dispose of as part of its debt elimination plan as discussed in Note 7(c), continue to be classified as assets to be held and used, because all of the criteria to classify the assets as held for sale, or the operations as discontinued operations, have not been met.  With regards to these assets, asset groups and other interests, please address the following:

•                  Please tell us and explain in future filings why the assets that you intend to sell as discussed in Note 7(c) have not been classified as assets held for sale in your Quarterly Report on Form 10-Q for the Quarter ended September 30, 2007.  As part of your response and your revised disclosure, explain in detail your basis for your conclusions that these assets should not be classified as held for sale at September 30, 2007, including the criteria for such classification which have not been met at this date.

On September 12, 2007, our Board of Directors adopted a plan designed to eliminate the Company’s net debt by generating aggregate proceeds of approximately $600-$700 million from the sale of certain assets, entering into strategic transactions involving our racing, gaming and technology operations, and a possible future equity issuance, as well as improving future earnings (the “Debt Elimination Plan”).  The Debt Elimination Plan was announced on September 13, 2007 and disclosed in our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2007. The Debt Elimination Plan contemplates asset sales, which include certain of our real estate properties, membership interests in mixed-use developments and racetrack operations, however the execution and completion of such asset sale transactions is dependent on many factors, including, but not limited to, engaging external sales agents, soliciting buyer interest, evaluating potential offers relative to our assessment of current fair value and board approval of any definitive transaction.

At September 30, 2007, we assessed each of the assets being considered for sale under the Debt Elimination Plan in accordance with the requirements of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, paragraph 30, which states the following:

“A long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met:

1.                                      Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).

2.                                      The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).

3.                                      An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.

4.                                      The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31.

5.                                      The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

6.                                      Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.”

We have determined that these assets do not constitute a disposal group in accordance with the provisions of SFAS 144, given that we do not expect that these assets will be disposed of together as a group in a single transaction.  These assets can all be individually identified and are expected to be marketed for sale separately, and as such, we have considered these assets individually in any analysis with respect to SFAS 144.

At September 30, 2007, we determined that only our real estate properties located in: (i) Dixon, California; (ii) Ocala, Florida; and (iii) Porter, New York met the criteria outlined above and accordingly, were classified as held for sale at that reporting date.  The other real estate properties, membership interests in mixed-use developments and racetrack operations outlined in Note 7(c) did not meet the SFAS 144, paragraph 30 criteria required to classify these assets as held for sale or as discontinued operations and accordingly, these assets and operations continued to be classified as held and used at September 30, 2007.  Given the relatively short time frame between the approval by our Board of Directors of the Debt Elimination Plan on September 12, 2007, and the September 30, 2007 reporting date, and given the significant number of assets under consideration to be sold pursuant to the Debt Elimination Plan, management did not achieve all of the required criteria to qualify all of these assets as held for sale at September 30, 2007.  In your comment letter dated December 28, 2007, you requested that we provide additional details regarding the basis of our conclusions on each of these assets at September 30, 2007. We will comply in future filings and we provide the following explanations:

Real estate properties located in Aventura and Hallandale, Florida (adjacent to our Gulfstream Park racetrack) — At September 30, 2007, we had not established a selling price for these properties since we had not completed our market analysis and independent appraisal process.  Also, at September 30, 2007, we had not initiated an active program to locate a buyer for these assets as the properties had not been listed for sale with an external agent and were not being actively marketed for sale.  Accordingly, we concluded that Criteria 3 and 5 had not been met at September 30, 2007.

Real estate property located in Anne Arundel County, Maryland (adjacent to our Laurel Park racetrack) — At September 30, 2007, we had not established a selling price for this property since we had not completed our market analysis and independent appraisal process.  Also, at September 30, 2007, we had not initiated an active program to locate a buyer for this asset as the property had not been listed for sale with an external agent and was not being actively marketed for sale.  Furthermore, the near-term potential for a legislative change to permit video lottery terminals at Laurel Park and the possible effect on our development plans for the overall property was such that, at September 30, 2007, we did not expect to complete the sale of this asset within one year.  Accordingly, we concluded that Criteria 3, 4 and 5 had not been met at September 30, 2007.

Real estate property in Ebreichsdorf, Austria (adjacent to the Magna Racino) — At September 30, 2007, we had not established a selling price for this property since we had not completed our market analysis and independent appraisal process.  Also, at September 30, 2007, we had not initiated an active program to locate a buyer for this asset as the property had not been listed for sale with an external agent and was not being actively marketed for sale.  Accordingly, we concluded that Criteria 3 and 5 had not been met at September 30, 2007.

Membership interest in the mixed-use development at Gulfstream Park under a joint venture arrangement with Forest City Enterprises, Inc. — At September 30, 2007, we had not established a selling price for this asset since we had not completed our market analysis and independent appraisal process.  As such, at September 30, 2007, this asset was not being actively marketed for sale at a price that is reasonable in relation to its current fair value.  Accordingly, we concluded that Criteria 5 had not been met at September 30, 2007.

Membership interest in the mixed-use development at Santa Anita Park under a joint venture arrangement with Caruso Affiliated — At September 30, 2007, we had not established a selling price for this asset since we had not completed our market analysis and independent appraisal process.  As such, at September 30, 2007, this asset was not being actively marketed for sale at a price that is reasonable in relation to its current fair value.  Accordingly, we concluded that Criteria 5 had not been met at September 30, 2007.

Great Lakes Downs — On August 24, 2004, MI Racing Inc. (“MI Racing”), a wholly-owned subsidiary of MEC, sold the real property and associated racetrack license of Great Lakes Downs to Richmond Racing, LLC (“Richmond Racing”). Concurrently with this sale, MI Racing entered into a lease agreement with Richmond Racing, which gave MI Racing the conditional right to continue operating Great Lakes Downs.  MI Racing was also granted an option to repurchase the property and associated racetrack license of Great Lakes Downs. At September 30, 2007, we had not exercised our option to acquire Great Lakes Downs from Richmond Racing and accordingly, we did not legally own the real property or racetrack license of Great Lakes Downs such that Great Lakes Downs was not available for immediate sale. As a result, at September 30, 2007, this asset had not been listed for sale with an external sales agent and was not being actively marketed for sale. Accordingly, we concluded that Criteria 2 and 5 had not been met at September 30, 2007.

Thistledown and Remington Park — On September 25, 2007, we engaged an independent investment bank, recognized as an experienced advisor to the gaming industry, to assist in soliciting potential purchasers and managing the sale process for certain assets, including Thistledown and Remington Park.  Given the timing of this engagement, there was not sufficient time by September 30, 2007 for the investment bank to develop a program to locate a buyer or perform other key actions that would be required to complete a plan to sell the assets, including determining a selling price and actively marketing these properties for sale.  Accordingly, we concluded that Criteria 5 had not been met at September 30, 2007.

Portland Meadows — On August 1, 2007, we entered into an agreement to amend our purse contract with the Oregon Horsemen’s Benevolent and Protective Association, Inc. (“OHBPA”), the organization which represents the owners and trainers at Portland Meadows, which included, among other things, purse contribution amounts, a minimum number of races and operating dates for the backside area.  As part of this amended purse agreement and at the request of the OHBPA, we granted the OHBPA an exclusive right to negotiate the purchase of our interest in Portland Meadows.  At September 30, 2007, we were not in negotiations with the OHBPA regarding the purchase of our interest in Portland Meadows and the exclusive negotiation right subsequently expired on November 4, 2007.  Also, at September 30, 2007, we had not established a selling price for this asset since we had not completed our market analysis and independent appraisal process.  As such, at September 30, 2007, this asset was not being actively marketed for sale.  Accordingly, we concluded that Criteria 5 had not been met at September 30, 2007.

•                  Please explain why the change in strategy with respect to the assets and properties that will be sold or disposed of as part of the debt elimination plan has not resulted in any required impairment charges in your interim financial statements for the three and nine months ended September 30, 2007.

Our accounting policy with respect to impairment of long-lived assets is that long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  We assess recoverability of long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of the expected future cash flows is less than net book value, then the excess of the net book value over the estimated fair value is recorded as an impairment charge.  In the event that any of our long-lived assets become classified as held for sale, fair value will be determined and, if necessary, the carrying value will be reduced to the estimated fair value less costs of disposal.

With the announcement of the Debt Elimination Plan and the identification of certain assets to be considered for sale as part of the Debt Elimination Plan, we determined that there was a change in circumstances related to these assets under consideration.  Accordingly, we assessed the recoverability of these assets using information that was available at September 30, 2007.  With respect to those assets detailed above that did not meet the held for sale criteria at September 30, 2007, we concluded that there were no impairment charges required given that either the projected undiscounted cash flows from the operations of these assets or fair value of the underlying real estate, exceeded the carrying value of these assets at September 30, 2007.  With respect to the three assets that were classified as held for sale at September 30, 2007, which were our real estate properties located in: (i) Dixon, California; (ii) Ocala, Florida; and (iii) Porter, New York, we assessed the fair value of these properties based on independent property appraisals and the list price used in each real estate sales listing agreement with an external sales agent. As disclosed in Note 7(b)(i), we recorded an impairment charge of $1.4 million in the three and nine months ended September 30, 2007 related to the Porter, New York real estate.